UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA SXAN BIOTECH, INC.

(Name of Issuer)

 Common Stock, par value $0.001 per share

(Title of Class of Securities)

16943G100

(CUSIP Number)

Feng Zhen Xing

c/o American Union Securities

100 Wall Street 15th Floor

New York, NY 10005

 [212-232-0120]

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  [  ]

CUSIP No.

460984107                         SCHEDULE 13D

1		NAME OF REPORTING PERSON and I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Feng Zhen Xing
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3		SEC USE ONLY
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,400,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,400,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES :
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.7%
14		TYPE OF REPORTING PERSON IN

 Item 1.  Security and Issuer.

This Schedule relates to shares of common stock, par value $0.001 per share, of China SXAN Biotech, Inc. (the “Company”).  The Company’s U.S. offices are located at c/o American Union Securities 100 Wall St. 15th Floor New York, NY 10005.

Item 2.  Identity and Background.

(a)

This Schedule is filed by Feng Zhen Xing (the “Reporting Person”)

(b)

The Reporting Person’s business address is c/o Tieli XiaoXingAnLing Forest Frog Breeding Co., Ltd., Three-Kilometer Spot Along the Hayi Highway, Tieli City, Heilongjiang Province, P.R. China.

(c)

Present  Principal  Occupation or Employment:  Chief Executive  Officer and Chief Financial Officer of China SXAN Biotech, Inc.

(d)

During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar proceedings).

(e)

During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a People’s Republic of China citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The shares were obtained in exchange for shares of Series B Preferred Stock issued by China SXAN Biotech, Inc.  The Reporting Person acquired the Series B Preferred Stock on July 11, 2007 in connection with the merger of American SXAN Biotech, Inc., of which the Reporting Person was a shareholder, into a subsidiary of China SXAN Biotech, Inc.

Item 4.  Purpose of the Transaction.

The purpose of the acquisition of the Issuer's  securities was consideration for completing the Merger,  which closed on July 11, 2007. Upon closing of the Merger on July 11, 2007, the Board of Directors of the Issuer accepted the resignations of the following  officers and directors:

Name                                Position

Gary E. Ball

                  President, Chief Executive Officer, Chief Financial Officer, Director

Gary L. Bane

      Director

James Watson                   Director

Upon closing of the Merger on July 11, 2007, the Board of Directors of the Issuer appointed the following people as directors and executive officers:

Name                                Position

Feng Zhen Xing

                  President, Chief Executive Officer, Chief Financial Officer, Director

Feng Guo Wu

      Secretary, Director

Except as set forth in the  preceding  paragraphs,  as of the date  hereof,  the Reporting  Persons  do not have any plan or  proposal  that  relates to or would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including  any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of  securities of the Issuer to be delisted from a national securities  exchange  or to  cease  to be  authorized  to be  quoted  in an inter-dealer   quotation  system  of  a  registered   national   securities association;

(i)  A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as she may deem necessary or appropriate in the future.

The  information  set forth in Item 3 of this  Schedule 13D is  incorporated  by reference.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person is the record holder of 14,400,000 shares of Company common stock, representing in the aggregate approximately 76.7% of the issued and outstanding Company common stock.

(b)

The Reporting Person has sole voting and dispositive power of the 14,400,000 shares of Company stock.

(c)

Except as described herein, the Reporting Person has not effected any transaction in Issuer’s Common Stock during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

_DECEMBER 10, 2007__________________

Date

Signature: _/S/ FENG ZHEN XING

FENG ZHEN XING